Exhibit 99.1

Oliver Maier
Investor News	Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

November 13, 2014

Fresenius Medical Care Announces Agreement to Acquire Cogent Healthcare

Acquisition will widen the presence in the Hospitalist industry

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS announced today that Sound Physicians Inc. (Sound), has entered into an agreement to acquire Cogent Healthcare (Cogent), with more than 650 providers, who offer hospitalist and intensivist services to more than 80 hospitals throughout the United States. Combined, the expanded Sound Physicians organization will now serve over 180 hospitals in 35 states with more than 2,250 providers including physicians and advanced care practitioners. Fresenius Medical Care is the majority shareholder in Sound.

The company expects Cogent to generate approximately $250 million in revenue in 2015 and expects the investment to be accretive to earnings within 18-24 months after closing including the transaction/integration cost and potential synergies. The investment will be financed through available cash. The parties involved agreed not to disclose the financial terms of the acquisition.

“Sound Physicians is a critical partner in fulfilling our mission to improve the lives of every patient every day,” said Rice Powell, Fresenius Medical Care Chief Executive Officer. “With this acquisition, Sound Physicians continues to augment our network of dialysis, cardiac and vascular care centers, renal pharmacy and full service and specialty laboratories to help us better address the full spectrum of our patients’ health care needs. Going forward, Sound will be better positioned than ever to deliver the highest quality care to patients in the acute setting and reduce costs for its hospital partners.”

“Combining Cogent Healthcare’s reach with Sound Physicians’ patient-centered approach, web-based workflow platform and experienced physician leadership together clearly positions Sound Physicians as the partner of choice for the acute episode of care and the practice of choice for providers,” noted Rob Bessler, MD, Chief Executive Officer of Sound Physicians. “By coming together, we believe we can continue to advance innovation and improvement in the acute episode of care throughout the U.S.”

The parties expect the transaction, which remains subject to regulatory clearance, to close this quarter.

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About Fresenius Medical Care

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,349 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 283,135 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

About Sound Physicians

Sound Physicians is a leading physician services organization focused on driving improvements in quality, satisfaction and efficiency throughout the acute episode of patient care. By investing deeply in outstanding physicians, clinical process excellence, and proprietary workflow and informatics technology, Sound Physicians improves the delivery of inpatient care. Sound Physicians aligns with healthcare providers to measurably enhance patient outcomes and strengthen its partners’ financial performance. The organization is the practice of choice of more than 1,000 hospitalists and post-acute physicians, providing care in more than 100 hospitals and post-acute care centers nationwide.